Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

May 5, 2014

Via EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	H.J. Heinz Company
Hawk Acquisition Intermediate Corporation II
Amendment No. 2 to Registration Statement on Form S-4
Filed May 1, 2014
File No. 333-194441

Dear Mr. Schwall:

On behalf of H.J. Heinz Company, a Pennsylvania corporation and Hawk Acquisition Intermediate Corporation II, a Delaware corporation (collectively, the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 5, 2014, to Bernardo Hees, President and Chief Executive Officer of the Company, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and clarifies and conforms certain other information.

Beijing	Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

May 5, 2014

Exhibit 5(iii)

1.	Staff’s Comment: Although we note counsel’s revisions in response to prior comment 3 from our letter to you dated April 30, 2014, that document continues to reference the defined term “Transaction Documents” in the third numbered opinion paragraph on page 2. We reissue prior comment 3.

Response: The Company respectfully acknowledges the Staff’s comment and has filed a revised legal opinion as exhibit 5(iii) to Amendment No. 3 to revise the defined term used therein.

2.	Staff’s Comment: In the third paragraph of the revised opinion, counsel has added an overly broad assumption. Counsel should revise its opinion to remove the new assumption as to due authorization, execution and delivery of all documents with respect to HFIC, as to which it may obtain certificates from HFIC if it so desires.

Response: The Company respectfully acknowledges the Staff’s comment and has filed a revised opinion as exhibit 5(iii) to Amendment No. 3 to limit the breadth of the assumptions contained therein.

3.	Staff’s Comment: The revised opinion now references “the form of supplemental indenture that is Exhibit C to the Indenture (the “Supplemental Indenture”).” It also indicates in the fourth numbered paragraph that “the Guarantee will be binding obligations of HFIC upon HFIC’s execution of a Supplemental Indenture.” However, we note that the document filed as exhibit 4.2 to the company’s Form 8-K on June 13, 2013, appears to be an executed version of that same “form of” supplemental indenture. As appropriate, obtain and file a new or revised opinion which includes no such ambiguous reference.

Response: The Company respectfully acknowledge the Staff’s comment and have filed a revised opinion as exhibit 5(iii) to Amendment No. 3 to remove any such ambiguous references.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

                     Sincerely,

                    /s/ Joshua Korff

                     Joshua Korff, P.C.

cc:	Mr. Bernardo Hees